Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 333-170754

December 2010	Volume 18, Issue 4

NU-NSTAR merger

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On 10/18/10, NU and NSTAR announced a merger of equals that would create an exclusively New England-based utility with about 3 million electric and 500,000 natural gas distribution customers with a market capitalization of approximately $10 billion and annual revenues of approximately $8.5 billion. Details of the merger and information concerning forward-looking statements can be found in the companies’ news release and presentation of 10/18/10 and in their joint investor presentation on 11/1/10. Those materials have been posted in the investors section of www.nu.com. Further information is available in NU’s registration statement on Form S-4, which was filed with the Securities and Exchange Commission on 11/22/10, as amended. The S-4 was declared effective on 12/20/10. The Special Meeting of NU shareholders will be 3/4/11.

Capital projects

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Construction of Public Service Company of New Hampshire’s (PSNH) Clean Air Project at Merrimack Station is currently about 80% complete and is projected to cost approximately $430 million, $27 million below the Project’s previous estimate of $457 million. The Project must be operational by 7/1/13, but PSNH estimates it will commence operations by the middle of 2012. PSNH expects the Project, which uses scrubber technology, to reduce mercury emissions from PSNH’s coal-fired generation by at least 80% and sulfur-dioxide emissions at Merrimack by more than 90%.

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On 10/4/10, Northern Pass Transmission LLC (NPT), a joint venture indirectly owned by NU and NSTAR, on a 75% and 25% basis, respectively, and H.Q. Hydro Renewable Energy, Inc., an indirect, wholly-owned subsidiary of Hydro-Québec, entered into a Transmission Service Agreement (TSA) in connection with the proposed Northern Pass Transmission Line. The $1.1 billion line is a new high voltage direct current (HVDC) transmission line to be constructed by NPT from the Canadian border to a site in Franklin, NH and includes an associated alternating current radial transmission line. It will interconnect at the U.S.-Canadian border with a new HVDC transmission line to be constructed in Québec by Hydro-Québec TransÉnergie, the transmission division of Hydro-Québec. Pursuant to the TSA, NPT will sell to H.Q. Hydro Renewable Energy 1,200 megawatts of firm electric transmission rights over the Line for a 40-year term. NPT filed the TSA with the Federal Energy Regulatory Commission (FERC) on 12/15/10, requesting from FERC an order approving or accepting the filing. NPT filed an application for a Presidential permit with the U.S. Department of Energy in October 2010 and expects to submit applications for additional federal and state permits over the next 16 months. Assuming timely regulatory review and siting approvals, NPT expects to commence construction of the line in early 2013, with power flowing across the line by late 2015. NPT will charge H.Q. Hydro Renewable Energy FERC-approved, cost-based rates under the TSA for firm transmission service over the line. The projected cost-of-service calculation includes an ROE of 12.56% through the construction phase of the project, and upon commercial operation, the ROE will be tied to the ISO-New England regional base ROE, which is currently 11.14%, plus 1.42%.

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On 9/28/10, the Massachusetts Energy Facilities Siting Board (EFSB) approved Western Massachusetts Electric Company’s (WMECO) petition to construct the 23-mile Massachusetts portion of the Greater Springfield Reliability Project (GSRP) along WMECO’s preferred route and pursuant to the project design virtually as proposed by WMECO. GSRP, which involves the construction of 115 kV and 345 kV lines from Ludlow, MA, to Bloomfield, Connecticut, is the largest and most complicated project within Northeast Utilities’ New England East-West Solution (NEEWS) family of projects and will be built by WMECO and The Connecticut Light and Power Company (CL&P). Construction on two WMECO substations began in December 2010, and overhead line construction is scheduled to begin in 2011. On 3/16/10, the Connecticut Siting Council approved the 12-mile section of GSRP that CL&P plans to build in Connecticut. NU currently estimates the cost of GSRP to be $795 million. WMECO and CL&P expect to place GSRP in service in 2013.

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On 10/13/10, the Connecticut Department of Public Utility Control (DPUC) approved a proposal by CL&P and The United Illuminating Co. (UI) for UI to invest in and acquire certain CL&P transmission assets associated with major NEEWS projects in Connecticut. Following full regulatory approval, UI will have the right to invest a minimum of $25 million and up to the greater of $60 million or an amount equal to 8.4% of the total final cost of CL&P’s share of the three major NEEWS-related transmission projects. In addition to GSRP, those projects include the Interstate Reliability Project and the Central Connecticut Reliability Project.

Regulatory and legislative topics

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On 7/16/10, WMECO filed an application with the Massachusetts Department of Public Utilities (DPU) to raise distribution rates by $28.4 million, effective 2/1/11. Among other items, WMECO is seeking a distribution segment regulatory ROE of 10.5%, an approved capital structure of 50.7% debt and 49.3% equity, an increase in annual distribution capital spending from approximately $35 million annually to about $50 million annually, and a revenue decoupling plan. Hearings concluded in October and a final decision is due by 1/31/11. The filings can be viewed through the Rate Case Updates section of NU’s investor website at www.nu.com.

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On 12/3/10, Yankee Gas Services Company notified the DPUC that it would file an application on or around 1/7/11 to raise distribution rates by $32.8 million on 7/1/11 and another $13.0 million on 7/1/12.

Other topics

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On 9/24/10, NU entered into a new three-year $500 million unsecured revolving credit agreement with a consortium of 12 banks. CL&P, PSNH, WMECO and Yankee Gas Services Company entered into a new three-year $400 million revolving credit agreement with the same 12 banks. Both revolving credit agreements expire on 9/24/13.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, on November 22, 2010, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a preliminary joint proxy statement of Northeast Utilities and NSTAR that also constitutes a preliminary prospectus of Northeast Utilities. These materials are not yet final and may be amended. Northeast Utilities and NSTAR will mail the final joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. You can find more information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.